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THOMAS.GREENBERG@SKADDEN.COM
August 12, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:  Envista Holdings Corporation
Registration Statement on Form S-1 Filed July 22, 2019
File No. 333-232758
Ladies and Gentlemen:
On behalf of Envista Holdings Corporation (the “Company”), a wholly owned subsidiary of Danaher Corporation, and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement on Form S-1 filed on July 22, 2019 (the “Registration Statement”) contained in your letter dated August 6, 2019 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) is being filed with the Commission on the date hereof.
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1.
Form S-1 filed July 22, 2019
Signatures, page II-4

1.	Please revise to ensure that the registration statement is signed by at least a majority of the board of directors.
Response:  The Company respectfully advises the Staff that the registration statement on Form S-1 was signed by all of the existing members of the board of directors of the Company. The

Company’s board of directors currently consists of Amir Aghdaei, William K. Daniel II and Daniel A. Raskas. The other individuals identified on page 103 of the prospectus as individuals who are expected to serve as directors immediately prior to the closing of the offering are director nominees who are expected to be appointed to the board immediately prior to the closing of the offering. The disclosure on page 103 of the prospectus has been revised accordingly to identify those individuals who are director nominees.
Exhibits

2.
We note your disclosure in the last sentence on page 43 regarding the scope of your exclusive forum provision. Please ensure that Article IX of your amended and restated certificate of incorporation filed as exhibit 3.1 clearly states that the provision does not apply to actions arising under the Securities Act or Exchange Act.

In accordance with the Staff’s comment, Article IX of the Company’s amended and restated certificate of incorporation has been revised and filed as exhibit 3.1 to Amendment No. 1.
*    *    *
We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886 or thomas.greenberg@skadden.com.

Sincerely,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	Amir Aghdaei
James F. O’Reilly

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